Date: March 25, 2013

Rufus Decker, Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Cabot Corporation
File No. 1-5667

Dear Mr. Decker:

This letter is being submitted in response to the Staff’s comment letter of March 15, 2013 in respect of Cabot Corporation’s response letter dated March 1, 2013. For ease of reference, we have restated the Staff’s comments before our responses below.

Form 10-K for the Year Ended September 30, 2012

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings.

Cabot Response:

The following supplemental responses include disclosures that we propose to include in our next filing that requires such disclosures, which is our Form 10-Q for the quarter ending March 31, 2013.

Item 8. Financial Statements and Supplementary Data, page 54

Note M. Venezuela, page 83

2. We note your response to comment six from our letter dated February 15, 2013. On February 8, 2013, the Venezuelan government devalued its currency to an official rate of 6.3 bolivars fuerte (BsF) to the U.S. dollar from 4.3 BsF and announced that it is shutting down the SITME foreign exchange system. Please address the following:

•

Describe for us any instances in which you attempted to convert your bolivars into U.S. dollars and were unable to. Your response should explain when the failed attempt (or attempts) was made, the amount you attempted to convert, and the reason why the attempt was unsuccessful; and

•

Tell us if you performed an updated impairment analysis of your Venezuelan equity investment as a result of the recent currency devaluation. If so, please advise us of the results of this analysis. If not, please tell us why you do not believe such an analysis was warranted.

Cabot Response:

We own 49% of an operating affiliate in Venezuela, which is accounted for as an equity affiliate, through our wholly owned holding subsidiaries that carry the investment in the operating affiliate. These wholly owned holding subsidiaries receive dividends from the operating affiliate either in U.S. dollars or in bolivars. As of February 28, 2013, these subsidiaries carried the operating affiliate investment of approximately $26 million, and held 20 million bolivars (approximately $3 million) in cash.

In response to the first part of the Staff’s comment, “Describe for us any instances in which you attempted to convert your bolivars into U.S. dollars and were unable to. Your response should explain when the failed attempt (or attempts) was made, the amount you attempted to convert, and the reason why the attempt was unsuccessful”, in the past, we have attempted to participate in Venezuelan government bond offerings, that would allow us to convert the bolivar cash held by our wholly owned holding subsidiaries to U.S. dollars.

The bond issuance process uses a bidding mechanism, where interested parties requiring U.S. dollars place a request for an amount of bonds in bolivars. The Venezuelan central bank (“CADIVI”) determines the allocation of the bonds in that issuance across interested investors. We successfully converted 3.7 million bolivars to U.S. dollars through this process during fiscal year 2011. In addition, between August 2010 and October 2011, we made attempts to convert up to 17 million bolivars to U.S. dollars but did not receive an allocation to any bonds that were issued. There have not been any government bond or government-backed bond offerings since October 2011.

Our operating affiliate has significant export sales transactions denominated in U.S. dollars and may use a portion of these dollars for payment of dividends. During fiscal year 2012, we were able to repatriate $6 million of dividends from our operating affiliate that were paid to our wholly owned holding subsidiaries using U.S. dollar cash provided from operations.

With regard to the second part of the Staff’s comment, “Tell us if you performed an updated impairment analysis of your Venezuelan equity investment as a result of the recent currency devaluation. If so, please advise us of the results of this analysis. If not, please tell us why you do not believe such an analysis was warranted”, in connection with the recent currency devaluation, we performed an impairment analysis of our equity investment in Venezuela and determined the fair value of our investment using a discounted cash flow model, which included an analysis of the impact of the devaluation on our operating affiliate’s profitability. We have also considered our ability to repatriate our share of the operating affiliate’s earnings. Based on our analysis, we determined that our equity investment is not impaired.

3. As a related matter, please consider revising your MD&A in future filings to address the following and show us what your future filing disclosures will look like:

•	Describe the timing and implications of the devaluation, from both an accounting and operational standpoint;

•	Provide an estimate of the financial impact of the devaluation, including any gains or losses on monetary items or other-than-temporary impairments on your equity method investment in Venezuela;

•	Explain how the government actions regarding exchange rates and related restrictions have affected your ability to settle transactions and repatriate cash;

•	Discuss any changes in profitability related to the increase in the cost of imports and in-country sales prices of imported goods due to the devaluation;

•	Discuss any government pressures on vendors not to change sales prices and the expected effect on profitability after the devaluation;

•	Describe any business practices or policies that have changed or are expected to change as a result of the devaluation; and

•	If applicable, explain and quantify where possible the effect of the devaluation on your compliance with any debt covenants.

Cabot Response:

We have considered the following in determining our future disclosure that will be included in the MD&A section (note that the updated disclosure is shown at the bottom of this section):

From an accounting standpoint, the impact of the devaluation will be reflected in our consolidated financial statements for the second quarter ending March 31 of fiscal 2013. Since Venezuela is considered a highly inflationary economy, the functional currency of our operating affiliate is the U.S. dollar. Therefore, the monetary assets and liabilities denominated in bolivars at our operating affiliate were remeasured to reflect the currency devaluation. Our operating affiliate recognized a $1 million loss as a result of the remeasurement and a charge of $1 million to reflect the tax impact associated mainly with the revaluation of U.S. dollar and Euro denominated cash and receivable balances for local tax purposes. Our share of these combined losses was approximately $1 million, which will be reflected in the equity in earnings of affiliated companies line of our consolidated statements of operations for the second quarter ending March 31 of fiscal 2013. In addition, we recorded a remeasurement loss of $1.5 million for cash denominated in bolivars held by our wholly owned holding subsidiaries, which will be reflected in the other income (expense) line of our consolidated statements of operations for the second quarter ending March 31 of fiscal 2013. We are still evaluating any additional tax implications on our consolidated financial statements and expect to recognize a tax benefit from a reduction in our deferred tax liability due to the impact of the devaluation of the bolivar on unremitted earnings. We also performed an impairment analysis in connection with the currency devaluation to assess the recoverability of our equity investment in Venezuela. Based on our analysis, we determined that our equity investment is not impaired. It is worth noting that the devaluation does not have any effect on our compliance with any debt covenants at either the operating affiliate or Cabot Corporation level.

From an operational standpoint, we do not expect the devaluation to have a significant impact on the results of our operating affiliate in Venezuela as more than half of its revenue relates to export sales, which are billed and collected in either U.S. dollars or Euros. In addition, our affiliate was able to adjust prices for more than half of its domestic customers to mitigate some of the impact of the currency devaluation. It is our operating affiliate’s expectation that selling prices to substantially all of its domestic customers will be adjusted in the current fiscal year as a result of the currency devaluation. In addition, our operating affiliate does not have a significant amount of imports. All products sold are manufactured locally and as such, raw materials purchases, manufacturing costs, and operating expenses are denominated in bolivars.

From governmental and regulatory standpoints, we are not aware of any restrictions or government actions that would have a significant and adverse effect on our ability to settle transactions and repatriate cash. In addition, we are not currently aware of any government pressures that would limit our operating affiliate’s ability to change sales prices of its products or of any changes or expected changes in business practices or policies as a result of the devaluation. As noted above, our affiliate was able to adjust prices for more than half of the domestic customers to mitigate some of the impact of currency devaluation and expects to adjust selling prices to substantially all domestic customers in the current fiscal year.

In future filings, we will include substantially the following discussion in our MD&A section (the new disclosures are underlined):

“We own 49% of an operating affiliate in Venezuela, which is accounted for as an equity affiliate, through wholly owned subsidiaries that carry the investment and receive its dividends. As of March 31, 2013, these subsidiaries carried the operating affiliate investment of $XX million, and held XX million bolivars ($X million) in cash.

In February 2013, the Venezuelan government announced a devaluation of the bolivar from 4.3 bolivars to the U.S. dollar (B/$) to 6.3 B/$. Accordingly, we remeasured the bolivar denominated monetary accounts in our wholly owned subsidiaries at the new rate, resulting in the recognition of a $xx million loss in the second quarter of fiscal 2013 through other income (expense) within the consolidated statements of operations. We also recognized a tax benefit of $xx million from a reduction in our deferred tax liability due to the impact of the devaluation of the bolivar on unremitted earnings. Our operating affiliate recognized a $xx million loss in the second quarter of fiscal 2013 as a result of the remeasurement of monetary assets and liabilities in bolivars and a charge of $xx million from the tax impact of the currency devaluation mainly on U.S. dollar and Euro denominated cash and receivable balances. Our share of these combined losses was approximately $xx million in the quarter ended March 31, 2013, which was included within the equity in earnings of affiliated companies line of our consolidated statements of operations.

As a result of the currency devaluation, we performed an impairment analysis on our equity investment in Venezuela during the second quarter of fiscal 2013 using the discounted cash flow model to determine the fair value of our investment. We determined that there was no impairment to the carrying value of our equity investment. We currently believe that the devaluation of the bolivar will not have a significant adverse impact on our affiliate’s ongoing operations, the operating affiliate will continue to be profitable, and we will still be able to repatriate earnings from this affiliate in the future. We continue to closely monitor developments in Venezuela and their potential impact on the recoverability of our equity affiliate investment.

During the six months ended March 31, 2013 and 2012, the operating affiliate declared dividends of xx million bolivars and xx million bolivars, respectively, to our wholly owned subsidiaries, which were paid in U.S. dollars at an exchange rate of 4.30 bolivars. We repatriated $xx million and $xx million from our wholly owned subsidiaries in the quarters ended March 31, 2013 and 2012, respectively, and $xx million and $xx million in the six months ended March 31, 2013 and 2012, respectively.

The Venezuelan bolivars held by our wholly owned subsidiaries may only be exchanged for foreign currencies through certain Venezuelan government controlled channels. The channels available are the Venezuelan central bank (“CADIVI”), and Venezuelan government and government-backed bond offerings. The bond offerings use a bidding process, where companies and individuals requiring U.S. dollars place a request for a fixed sum, and CADIVI then determines how to allocate the pool of U.S. dollars in that issuance. We closely monitor our ability to convert our bolivar holdings into U.S. dollars, as we still intend to convert substantially all bolivars held by our wholly owned subsidiaries in Venezuela to U.S. dollars as soon as practical. Any future change in the CADIVI official rate or opening of additional parallel markets could lead us to change the exchange rate and result in gains or losses on our bolivar denominated assets held by our subsidiaries.”

Note V. Financial Information by Segment & Geographic Area, page 106

4. We note your response to comment eight from our letter dated February 15, 2013. It appears that the reported revenues for your Specialty Carbons and Compounds operating segment were greater than 10 percent of the combined revenue for all your operating segments for all periods presented. As such, please tell us how you considered ASC 280-10-50-10 and 50-12 in determining that the Specialty Carbons and Compounds operating segment should not be separately presented as its own reportable segment.

Cabot Response:

As noted in our response to comment eight dated March 1, 2013, Specialty Carbon and Compounds and Fumed Metal Oxides operating segments are aggregated into a single operating segment (Performance Materials) as they are similar in terms of economic characteristics, nature of products, processes, customer class and product distribution methods in accordance with ASC 280-10-50-10 and 50-11. Because the Specialty Carbon and Compounds and Fumed Metal Oxides operating segments are aggregated into the Performance Materials operating segment, the quantitative thresholds described in ASC 280-10-50-12 were analyzed at the Performance Materials segment level. Reported revenue, profit, and assets of the Performance Materials segment were greater than 10 percent of the combined revenue, profit, and assets for all operating segments for all periods presented and as such it was presented as its own reportable segment in accordance with ASC 280-10-50-10 to 50-12.

As requested, in connection with responding to the Staff’s comments, the Company hereby acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in its filings, Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would be happy to discuss any of our responses with you at your convenience. Please do not hesitate to call Jim Kelly, Cabot’s Controller, at 617-342-6020 with any questions concerning our financial statements, and Jane Bell, Cabot’s Corporate Secretary and Chief Counsel-Securities and Governance, at 617-342-6035 with any questions concerning legal matters.

Very truly yours,

/s/ Eduardo E. Cordeiro
Eduardo E. Cordeiro

Cc:	Patrick M. Prevost
Brian A. Berube
James Kelly
Jane A. Bell
Brian McAllister (Deloitte & Touche LLP)